Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION OF

LOCAL BOUNTI CORPORATION

Local Bounti Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.

Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Certificate of Incorporation (this “Certificate of Amendment”) amends the provisions of the Certificate of Incorporation of the Corporation, as amended (the “Charter”).

2.	This Certificate of Amendment has been approved and duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

3.	Upon this Certificate of Amendment becoming effective, the Charter is hereby amended as follows:

ARTICLE V of the Charter is hereby amended by adding the following new paragraph at the end of such article:

“Section 4. Reverse Stock Split. Effective at 12:01 a.m., Eastern Time, on June 15, 2023 (the “2023 Split Effective Time”), every thirteen (13) shares of Common Stock issued and outstanding or held by the Corporation as treasury shares as of the 2023 Split Effective Time shall automatically, and without action on the part of the stockholders, be combined, reclassified and changed into one (1) validly issued, fully paid and non-assessable share of Common Stock without effecting a change to the par value per share of common stock, subject to the treatment of fractional interests as described below (the “2023 Reverse Split”). Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the combination effected by the preceding sentence. Stockholders of record who otherwise would be entitled to receive fractional shares in connection with such combination will instead be entitled to receive, in lieu of such fractional shares, an amount in cash equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of our Common Stock on the New York Stock Exchange (as adjusted to give effect to the 2023 Reverse Split) on June 14, 2023, the last trading day immediately preceding the 2023 Split Effective Time. The 2023 Reverse Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation and all references to such Common Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Common Stock shall be deemed to be references to the Common Stock or options or rights to purchase or acquire shares of Common Stock, as the case may be, after giving effect to the 2023 Reverse Split.”

4.	This Certificate of Amendment shall become effective at 12:01 a.m. Eastern Time, on June 15, 2023.

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IN WITNESS WHEREOF, the undersigned has duly executed, signed and acknowledged this Certificate of Amendment as of June 14, 2023.

Local Bounti Corporation

By:	/s/ Kathleen Valiasek
Name:	Kathleen Valiasek
Title:	Chief Financial Officer